Ameritas Life Insurance Corp.

ENHANCED DEATH BENEFIT RIDER

This rider is made a part of the policy and is based on the application and payment of the premium. This rider is subject to the terms and provisions of the policy and this rider. If there is a conflict between the terms of the policy and the terms of this rider, the rider language controls. This rider may not be cancelled and will terminate based on the ‘Termination’ provision below.

BENEFITS. This rider provides that we will pay an additional death benefit. This additional death benefit is described below and is called the Enhanced Death Benefit (EDB).

The amount of the EDB depends on the date that proof of death is received. The EDB amount cannot be withdrawn. If the policy to which this rider is attached is jointly owned, then the additional death benefit is payable upon the death of the first owner.

The amount of the additional death benefit will be included in the annual report.

CALCULATION OF THE ENHANCED DEATH BENEFIT. Upon your death, the EDB equals (A) multiplied by

(B), where:

(A) = 0.40; and

(B) = the Benefit Base

The Benefit Base and its components are defined as follows:

Benefit Base = the lesser of (1) and (2), where

(1) = AVD - NPBB; and

(2) = Cap Percentage * Adjusted NP

The Benefit Base will never be less than zero.

AVD = the accumulation value on the date that proof of death is received.

NPBB = net premiums used for the determination of the Benefit Base, which are total premiums paid into the policy less proportional withdrawal adjustments, if any, as described below. On each policy anniversary, NPBB is reset to the lesser of net premium (NP) or the accumulation value as of that policy anniversary.

NP = net premiums, which are total premiums paid into the policy less proportional withdrawal adjustments, if any, as described below.

Cap Percentage = the percentage shown on your rider schedule.

Adjusted NP = NP reduced by premiums paid within a certain time prior to the date that proof of death is received. If this date occurs in the first policy year, there is no reduction for premiums paid prior to this date. If this date occurs in the second policy year, all premiums paid in the second policy year reduce NP. If this date occurs after the second policy year, only premiums paid within the 12-month period prior to this date reduce NP.

The proportional withdrawal adjustments referred to in the definitions of NPBB and NP are calculated in the same fashion. The withdrawal adjustment is based on the proportion that the withdrawal has to the policy accumulation value prior to the withdrawal. The withdrawal adjustment is equal to (A) multiplied by the quotient of (B) divided by (C) as shown in the formula:

A * (B / C)

where:

(A) = the value of NP (or NPBB) prior to the withdrawal;

(B) = the withdrawal amount (including any applicable surrender charges); and

(C) = the policy accumulation value prior to the withdrawal.

ICC15 EDBR 8-15

RIDER CHARGE. Beginning with the policy date, each month until the rider terminates, we will deduct a rider charge pro-rata from your fixed account and subaccounts. The current and maximum charges are shown on the rider schedule. When your rider is issued, the current charge applies. After the first policy year, we reserve the right to change the current charge at any time; however, your charge will never exceed the maximum charge.  If the rider charge rate increases, we will notify you at least 30 days prior to the policy anniversary.

TERMINATION. This rider terminates on the earliest of the following:

(1) the death of an owner; or

(2) the policy maturity date; or

(3) the date that the policy’s accumulation value reduces to zero; or

(4) the date the policy is terminated.

AMERITAS LIFE INSURANCE CORP.

[	SPECIMEN	SPECIMEN	]
President		Secretary

ICC15 EDBR 8-15